[HYPERCOM LETTERHEAD]

October 13, 2010

Via EDGAR and by courier

Mark P. Shuman
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street NE
Washington, D.C.  20549

RE:	Hypercom Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2010

Forms 8-K filed on March 1, 2010 and May 5, 2010

File No. 001-13521

Dear Mr. Shuman:

This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated September 15, 2010, to Hypercom Corporation (the “Company,” “we,” “our,” or “us”) regarding (i) its Form 10-K for the Fiscal Year Ended December 31, 2009 (“2009 10-K”); (ii) its Form 10-Q for the Quarterly Period Ended March 31, 2010; and (iii) its Forms 8-K filed on March 1, 2010 and May 5, 2010, File No. 001-13521.

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

Staff Comment:

1. We note from pages 2 and 45 of your Form 10-K that one of your business segments includes the Middle East and Africa regions. Iran, Syria and Sudan, countries generally understood to be included in references to the Middle East, are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. We also note from the Siliconlran website that DPI (Data Processing Iran), an Iranian IT company, is one of your partners. In addition, it appears from October 2008 and November 2007 news articles that your customer STS (Specialized Technical Services) of Jordan, a Master Distributor of Hypercom, has distributors in Syria and an IT cooperation agreement with Al Khayyat Group, an agent for Iran Khodro. It appears from May 2007 and July 2006 news articles that Al Rajhi Bank of Saudi Arabia, which provides services in Sudan, deployed your company's payment terminals.

Securities and Exchange Commission
October 13, 2010

We note that your Form 10-K does not include disclosure regarding contacts with Iran, Syria or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria or Sudan, whether through subsidiaries, resellers, distributors or other direct or indirect arrangements. Your response should describe any services or products you have provided to Iran, Syria or Sudan and any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Syria or Sudan, or entities controlled by these governments.

Company Response:

We respectfully submit that we have no past, current, or anticipated contacts with Iran, Syria or Sudan, whether through subsidiaries, resellers, distributors or other direct or indirect arrangements. We have provided no services or products to Iran, Syria or Sudan and have no agreements, commercial arrangements, or other contacts with the governments of Iran, Syria or Sudan, or entities controlled by these governments.

We do from time to time enter into agreements with distributors or resellers in the Middle East. In order to deter the redistribution or resale of our products or services into Iran, Syria or Sudan, as part of our Export Control Compliance Policy and our export controls compliance program we (a) include provisions in our distributor, reseller and other sales agreements that require our third-party partners to comply with all U.S. export control laws and regulations and with our Export Control Compliance Policy, and (b) each of our regional managing directors is required to contact each of our distributors and resellers by way of a letter that requests that they confirm their compliance, or non-compliance, with these export controls and with our Export Control Compliance Policy. We follow these procedures in order to help ensure compliance with applicable export controls and mitigation of significant related risks. We have to date obtained a signed letter from each of our distributors and resellers in our Middle East & Africa sub-region, including Specialized Technical Services (“STS”) and Alhamrani, a Saudi Arabia distributor of Hypercom Products and a supplier to Al Rajhi Bank of Saudi Arabia, confirming and acknowledging their compliance with U.S. export controls and our Export Control Compliance Policy.

We have no prior, current or anticipated business relationship with Data Processing Iran (“DPI”), purportedly an Iranian IT company. We understand that the SiliconIran website at some time may have contained an unauthorized claim that DPI was a “partner” of Hypercom or otherwise represented us. Any such claims are untrue and we are taking steps to try to prevent similar claims or inaccuracies in the future.

Staff Comment:

2. Please discuss the materiality of your contacts with Iran, Syria and Sudan described in response to the comment immediately above and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

Securities and Exchange Commission
October 13, 2010

Company Response:

We respectfully submit that, as described in our response to comment 1, we have no past, current, or anticipated contacts with Iran, Syria or Sudan.

Item 1. Business, page 2

General

Staff Comment:

3. In your response to prior comment 7, you agree to disclose all information required by ASC 280-10-50-41 and Item 101(d) of Regulation S-K in future periodic report filings, and you provide country-specific revenue and long-lived asset information for the past two fiscal years. Please be advised that Item 101(d) requires disclosure of revenues attributable to, and long-lived assets located in, the company's country of domicile and any individual foreign country, if material, for each of the registrant's last three fiscal years. Accordingly, please provide the information required by Item 101(d) for your fiscal 2007, and confirm that you will provide disclosure for the requisite three-year period in future filings.

Company Response:

We respectfully submit that the net revenue attributable to the United States was $75.0 million, or 25.9% of total net revenue, for the year ended December 31, 2007. The other country with material net revenue was Brazil with net revenue of $50.6 million, or 17.5% of total net revenue, for the year ended December 31, 2007. In addition, long-lived assets that could not be readily removed from the United States were not material as of December 31, 2007. Long-lived assets that could not be readily removed from foreign countries consisted of our former building in Atibaia, Brazil, which was 11.5% of total property, plant and equipment, net, as of December 31, 2007. We also confirm that we will provide disclosure for a three-year period as required by ASC 280-10-50-41 and Item 101(d) of Regulation S-K in our Annual Report on Form 10-K for the year ended December 31, 2010 (“2010 10-K”) and, where appropriate, in our other future periodic report filings.

Staff Comment:

4. We again refer to your response to prior comment 7. You advise that total long-lived assets "that cannot be readily removed from the United States" constituted 10.7% and 10.0% of total property, plant and equipment, net, as of December 31, 2009, and December 31, 2008, respectively. Please explain to us how you believe this definition of long-lived assets comports with the requirement in Item 101(d)(1)(ii) to disclose "[L]ong-lived assets, other than financial instruments, long-term customer relationships of a financial institution, mortgage and other servicing rights, deferred policy acquisition costs, and deferred tax assets."

Securities and Exchange Commission
October 13, 2010

Company Response:

We respectfully submit that our definition of long-lived assets is based on the following excerpt from FASB ASC 280-10-55-23:

“55-23 This Subtopic does not define what is intended to be included in long-lived assets. In addition, the provisions of this Subtopic allow for flexibility and judgment by the preparer. However, the purpose of the entity-wide disclosures is to provide information about risks and uncertainties in certain geographic areas. One of the reasons for requiring disclosure of long-lived assets in geographic areas as opposed to total assets is that long-lived assets are potentially at greater risk because they are difficult to move and are relatively illiquid. Long-lived assets, as that phrase is used in paragraph 280-10-50-41, implies hard assets that cannot be readily removed, which would exclude intangibles.”

We believe our definition of long-lived asset comports with the disclosure requirements in Item 101(d)(1)(ii) based on the FASB ASC guidance set forth above, and our proposed disclosure in our 2010 10-K and, where appropriate, in our other future periodic report filings, will comport with the requirements of FASB ASC 280-10-50-41, FASB ASC 280-10-55-23 and SEC Regulation S-K Item 101(d)(1)(ii) for the following reasons:

•
We only include hard assets that cannot be readily removed from their current location, and do not include intangible assets or financial instruments, in calculating long-lived assets for purposes of this required disclosure;

•
Our net deferred tax assets in each country, and on a consolidated basis, are not material ($1.3 million on a consolidated basis, all of which are located in foreign jurisdictions; we have recorded a valuation allowance for all U.S. federal and state deferred tax assets); and

•	We are not a financial institution, we do not hold mortgage and other servicing rights, and we do not have any deferred policy acquisition costs.

Item 11. Executive Compensation (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed April 26, 2010).

Compensation Discussion and Analysis, page 11

General

Staff Comment:

5. We refer to prior comment 8. Your response addresses the company's benchmarking practices with respect to total compensation for your named executive officers but it does not appear to address benchmarking practices with respect to their base salaries. We again note that your proxy statement disclosure states that the company targets base salary for your executives at the median base salary of executives performing similar roles at comparable companies. Accordingly, as previously requested, please state where actual 2009 payments fell in comparison to the targeted benchmark with respect to base salary and any other material element of compensation that the company benchmarks, to the extent not already addressed in your disclosure or response. If the company does not benchmark base salary (as distinct from "total annual cash compensation" and "total direct compensation," which we note are addressed in your response and which include other payments besides base salary), please ensure that future filings do not suggest otherwise.

Securities and Exchange Commission
October 13, 2010

Company Response:

Assuming that you are referring to prior comment 10 regarding competitive benchmarking, we respectfully submit that, for fiscal 2009, we conducted competitive benchmarking based on reputable survey sources for base salaries of our top 50 highly compensated employees, which included three of our named executive officers, other than our CEO and CFO, who were employed at the time of the survey. For our CEO and CFO, competitive benchmarking for base salaries in fiscal 2009 was proxy-based and included peer company comparison. The data on where actual 2009 base salary payments for our named executive officers fell in comparison to the targeted benchmark for such category (presented as the percentage deviation from the competitive median) was as follows: Philippe Tartavull—(-30%); Thomas Sabol—(-3%); Henry Gaillard—(-10%); Scott Tsujita—4%; and Douglas Reich—(-14%).

We respectfully submit that, in our 2010 10-K or, if applicable, as incorporated by reference from the information contained in our Definitive Proxy Statement on Schedule 14A with respect to our 2011 Annual Meeting of Stockholders (filed with the SEC no later than 120 days following our fiscal year end), and, where appropriate, in our other future periodic report filings, we will revise our disclosure to refer only to those specific categories of compensation for which we engage in competitive benchmarking for our named executive officers with respect to the applicable fiscal year.

Item 13. Certain Relationships and Related Transactions, and Director Independence Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed April 26, 2010)

Certain Relationships and Related Transactions, page 41

Staff Comment:

6. We note your response to prior comment 15, in which you indicate that based on information you recently obtained, you have concluded that your director Mr. Geeslin has an indirect material interest in the company's credit agreement and other transactions with Francisco Partners and its affiliates, and that you will "make the full disclosure pursuant to Item 404(a) with regard to Mr. Geeslin" in future filings, where appropriate. It appears, however, that in light of this conclusion you should also amend Part III of your Form 10-K for the fiscal year ended December 31, 2009, to provide the full disclosure called for by Item 404(a) with respect to these transactions. We note in this regard that your disclosure currently states that there were no related-person transactions. Please amend your Form 10-K or advise.

Securities and Exchange Commission
October 13, 2010

Company Response:

We respectfully submit that, subsequent to our response to the Staff’s prior comment 15, we obtained additional information regarding the organizational structure of Francisco Partners II, L.P. (“Francisco Partners”) and its affiliates and the nature of Mr. Geeslin’s interest in our credit agreement and other transactions with Francisco Partners, including the approximate dollar value amounts of Mr. Geeslin’s interest in such transactions. Based on our analysis of this new information, we have determined that Mr. Geeslin did not have a material direct or indirect interest in the commercial dealings between Francisco Partners and the Company since the beginning of our 2009 fiscal year, or in any currently proposed transaction. Accordingly, we believe that no disclosure was required in our 2009 10-K, or is currently required, under Item 404(a) of Regulation S-K or otherwise and therefore we do not intend to amend our 2009 10-K.

In previously concluding in our response to the Staff’s prior comment 15 that Item 404(a) required disclosure of these transactions, we were only analyzing whether a direct or indirect interest existed. However, in concluding now that Item 404(a) did not require disclosure of these transactions, we analyzed both (a) whether a direct or indirect interest existed and (b) if so, whether such interest was material. We conducted the analysis in accordance with our Related Party Transaction Policy (the “Policy”), which is described in our Definitive Proxy Statement on Schedule 14A, File No. 001-13521 filed on April 26, 2010 (“2010 Proxy”), as well as the Commission’s guidance in Release No. 33-8732A (the “Adopting Release”) concerning the analysis of materiality for purposes of Item 404(a).

In accordance with the Policy and the guidance in the Adopting Release, we considered the following factors, among others, in evaluating the potential materiality of any interest:

• the relationship of the parties to the transaction with each other;
• whether the transaction with the related person was entered into on terms no less favorable to the Company than terms that could have been reached with an unrelated third party;
• whether the transaction was material to the Company or the other entity involved;
• the nature of the related person’s interest in the transaction;
• the importance of the interest to the person having the interest;
• the approximate dollar value of the amount involved in the transaction;
• the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;
• the related person’s position(s) with the counterparties in the transactions;
• the purpose, and the potential benefits to the Company, of the transaction; and
• any other information regarding the transaction or the related persons in the context of the transaction that would be material to investors in light of the circumstances of the particular transaction.

Securities and Exchange Commission
October 13, 2010

In conducting the analysis described above, we noted the following facts, among others:

• our Board of Directors has, subsequent to the filing of our 2010 Proxy, determined that Mr. Geeslin qualifies as an “independent” director in accordance with the published standards set forth in Section 303A of the NYSE Listed Company Manual and other governing laws and regulations;
• the transactions with Francisco Partners were entered into on terms no less favorable to the Company than terms that could have been reached with an unrelated third party;
• in accordance with the terms of the credit agreement, approximately $14.1 million of interest on the loan was converted into principal in the period from January 1, 2009 to present and $6.0 million in principal reduction was paid in cash by the Company to Francisco Partners in the period from January 1, 2009 to present. While not insubstantial sums, these amounts are not material to the Company or to Francisco Partners; and
• the approximate dollar value of the amount of Mr. Geeslin’s interest in the transactions, without regard to the amount of any profit or loss, is as follows: with respect to interest converted into principal in the period from January 1, 2009 to present—$23,000, and with respect to principal reduction paid in cash by the Company to Francisco Partners in the period from January 1, 2009 to present—$10,000, the total of the two being below the $50,000 threshold set forth in the Policy for an “Interested Transaction” (as defined therein).

After considering the totality of facts and circumstances, we concluded that, notwithstanding Mr. Geeslin’s position as a member and manager of the ultimate general partner of the counterparties in the transactions, he did not have a material direct or indirect interest in any transactions between the Company and Francisco Partners. As a result, the Company is not required to disclose these transactions under Item 404(a).

*           *           *           *

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (480) 642-5055.

Sincerely,

Hypercom Corporation

/s/ Douglas J. Reich

Douglas J. Reich
Senior Vice President, General Counsel, Chief
Compliance Officer and Corporate Secretary

cc:           Tamara Tangen, Division of Corporation Finance
Katherine Wray, Division of Corporation Finance
Philippe Tartavull
Thomas B. Sabol
Shawn C. Rathje
DLA Piper LLP (US)
Steven D. Pidgeon, Esq. (via e-mail:  steven.pidgeon@dlapiper.com)
Nicole L. Campbell, Esq. (via e-mail:  nicole.campbell@dlapiper.com)